

Mail Stop 3561

January 28, 2016

Felicia Thornton
Chief Financial Officer
99 Cents Only Stores LLC
4000 Union Pacific Avenue,
City of Commerce, California 90023

> **Re:** **99 Cents Only Stores LLC**
> **Form 10-K for the Fiscal Year Ended January 30, 2015**
> **Filed April 22, 2015**
> **Form 10-Q for the Quarterly Period Ended October 30, 2015**
> **Filed December 14, 2015**
> **File No. 1-11735**

Dear Ms. Thornton:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 30, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

1. We note your disclosures on pages 8 and 27 indicating that you prospectively changed your definition of comparable same-store sales in the first quarter of fiscal 2015. Please tell us why you present comparable same-store figures that are not calculated consistently between periods. It appears that in order for your investors to evaluate trends in comparable store sales over time, you should provide the same calculation of comparable store sales for all periods presented. Please tell us what consideration you gave to retrospectively presenting comparable store figures based on your current definition.

Critical Accounting Policies and Estimates
Inventory valuation, page 28

2. In light of the material inventory charges you recorded during fiscal years 2013, 2014, and 2015 and the decline in gross margin in fiscal 2016 partially related to your "accelerated implementation of inventory clearance initiatives" disclosed on page 34 of your Form 10-Q for the period ended October 30, 2015, please tell us and revise your disclosure to discuss in greater detail the material implications of uncertainties associated with the methods, assumptions and estimates underlying your inventory valuation. Specifically address why your accounting estimates bear the risk of change and analyze the factors used in arriving at your estimates, including the accuracy of past estimates and whether current estimates are reasonably likely to change in the future. In this regard, consider expanding your disclosure to provide more insight and analysis into the factors that are driving your inventory allowance estimates, such as inventory age and sales trends.

3. Please address the following comments related to your fiscal 2014 and 2015 inventory reserve adjustments:

   - Explain to us the facts and circumstances which led to the $9.6 million increase in the valuation allowance for excess and obsolete inventory in the third quarter of transition fiscal 2014. Specifically address the nature of and reasons for the new merchandising plans, as well as how such plans differed from existing plans and how you concluded this was a prospective change.

   - We note that you recorded a $10 million inventory shrinkage charge in the fourth quarter of fiscal 2015, "which was primarily related to the implementation of certain strategic initiatives, including the 'Go Taller' store remodeling program." Clarify for us and disclose why strategic initiatives such as your Go Taller remodeling program resulted in a shrinkage charge.

Item 8. Financial Statements and Supplementary Data

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

Conversion to LLC, page 48

4. We note that you converted from a corporation to a LLC in October 2013. Citing authoritative GAAP guidance, please clarify why the conversion did not have any impact on your deferred tax assets or liabilities and your use of the liability method of accounting for income taxes. Please clarify how you apply the guidance in ASC 740-10-30-27 and -28 and explain if there is a legal tax-sharing agreement between you and your taxable owner.

Property and Equipment, page 50

5. We note your disclosures on pages 10 and 14 regarding the implementation of new software systems, including a planned fiscal 2016 migration to SAP. Please tell us and, to the extent material, disclose your accounting policy for expensing and capitalizing costs related to internal-use software.

Goodwill and Other Intangible Assets, page 51

6. Please tell us if you consider each store to be a component of your retail reporting unit. If so, tell us how all stores meet the criteria to be aggregated under ASC 350-20-35-35. In particular, your disclosures suggest that your California stores may have dissimilar economic characteristics from your stores in the other states in which you conduct business. We note your disclosures on page 13 that your "results of operations will depend significantly on trends in the California economy and its legal/regulatory environment." You further indicate that California has historically enacted minimum wages that exceed federal standards, that certain cities have enacted "living wage" laws that exceed state minimum wage laws, and that "California typically has other factors making compliance, litigation and workers' compensation claims more prevalent and costly."

Cost of Sales, page 52

7. We note that you recognize vendor allowances based upon milestone achievements, such as reaching a certain volume of purchases, as a reduction of cost of sales when such milestones are reached. Please tell us why you do not recognize such allowances based on a systematic and rational allocation of the cash consideration offered to each of the underlying transactions that results in progress toward earning the allowances. See ASC 605-50-25-10.

Note 10. Commitments and Contingencies, page 66

8. We note that you "significantly increased" your workers' compensation liability reserve during the third quarter of fiscal 2014 as the result of "a significant increase in the severity" of open claims. Please explain to us in greater detail the reasons for the significant increase in this liability. In doing so, explain to us what you mean by an increased "severity" of open claims and clarify if the increase resulted from a particular adverse event.

Base Salary, page 85

9. We note your disclosure that executive salaries "reflect the position, duties and responsibilities of each executive, the cost of living in Southern California, and the market for base salaries of similarly situated executives at other companies of similar size

and in similar industries." You appear to be benchmarking your executive salaries, please identify the benchmark and its components, pursuant to Item 402(b)(2)(xiv). See Item 402(b)(1)(v) of Regulation S-K.

Long-Term Incentives, page 86

10. We note your disclosure "[t]he remaining 1,250 of the options are subject to performance requirements and will vest upon, and subject to, the Company's and Parent's achievement of performance hurdles." Please quantify the Company's and Parent's performance hurdles.

Form 10-Q for the Quarterly Period Ended October 30, 2015

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 32

11. Explain to us the facts and circumstances that led to the $31.7 million deferred tax valuation allowance you recorded. Revise your disclosure to provide a more comprehensive discussion and analysis of the specific factors and assumptions that led you to conclude, during the second quarter of fiscal 2016, that it was more likely than not that such deferred tax assets would not be realized in future periods. In doing so, clarify why such charge was not necessary in an earlier period, such as fiscal 2015 or the first quarter of fiscal 2016.

12. We note you recorded a $120.0 million goodwill impairment charge in the third quarter of fiscal 2016. Explain to us the indicators of impairment that led to the interim goodwill impairment test. In this regard, we note your disclosure on page 29 of your Form 10-K for the year ended January 30, 2015 that your "fiscal 2015 impairment test yielded reporting units with "excess fair value over the book value of net assets that was substantial." Given the material charge you recorded in the most recent quarter, it appears the assumptions used to assess goodwill for impairment significantly changed since the fiscal 2015 impairment test. Please explain to us in sufficient detail the significant changes in assumptions and estimates between the annual and interim testing dates and, in doing so, clarify why an impairment test was not necessary in an earlier period.

13. Given the significance of your goodwill impairment charge and the material amount of goodwill remaining on your balance sheet, please ensure your goodwill critical accounting policy disclosures provide investors with sufficient information to assess the material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements. Refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a description of a known uncertainty and Section V of

SEC Release No. 33-8350. Show us what your goodwill critical accounting policy disclosures will look like in your upcoming Form 10-K.

14. Based upon a review of your prior fiscal 2016 quarterly filings, it does not appear that you included cautionary disclosure regarding the potential for an imminent material goodwill impairment charge. Please clarify why no such disclosures appear to have been provided. Going forward, ensure you disclose whether any of your reporting units are at risk of failing step one of the impairment test. A reporting unit is at risk of failing step one of the impairment test if it has a fair value that is not substantially in excess of carrying value. If no reporting units are at risk based on your most recent impairment test, or if material goodwill is allocated to a reporting unit that is at risk but you believe a material impairment charge is unlikely even if step one was failed, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment. Alternatively, if a reporting unit is at risk of failing step one of the impairment test and a material impairment charge could occur, please disclose the following:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;
- The amount of goodwill allocated to the reporting unit;
- A description of the methods and key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Results of Operations

Third Quarter Ended October 30, 2015 Compared to Third Quarter Ended October 31, 2014

Net sales, page 34

15. Please revise your discussion to provide more robust insight from management as to the underlying reasons for the declines in your same-store sales and to clarify whether management expects this trend to continue in the future.

Gross profit, page 34

16. Explain to us and disclose in greater detail the specifics of and facts and circumstances leading to your fiscal 2016 inventory clearance initiative.

17. We note your discussion of changes in certain income statement line items does not separately quantify the impact of each factor identified as driving the overall change. For example, you state on page 34 that "cost of products sold increased by 230 basis points compared to the third quarter of fiscal 2015 primarily due to higher inbound freight and duty costs and the accelerated implementation of inventory clearance initiatives, partially offset by a shift in product mix toward higher margin general merchandise products." Where a material change is attributed to two or more factors, including any offsetting factors, please quantify, where possible, the contribution of each identified factor.   Refer to Instruction 4 to Item 303(a) of Regulation S-K, Section III.D of SEC Release No. 33-6835 and Section III.B of SEC Release No. 33-8350.

18. Please tell us and disclose whether the shift to higher margin general merchandise products is a trend that is likely to have a continuing impact on your gross profit and operating income. For additional guidance refer to SEC Release No. 33-8350 and Item 303(a)(3)(ii) of Regulation S-K.

Goodwill Impairment, page 34

19. We note your statement that the goodwill impairment charge "did not adversely affect our debt position, cash flow, liquidity or compliance with financial covenants." Please revise to discuss how your impairment charge, as well as the deferred tax valuation allowance charge, affected your expectations regarding your future operating results, cash flow and liquidity. We remind you that one of the principle objectives of MD&A is to provide your investors with enough insight into the underlying factors that drove your historical results that they can assess the likelihood that past results are indicative of future results. We also remind you of your obligation to describe known trends and uncertainties that have had or you reasonably expect will have a material impact on your results.

Liquidity and Capital Resources

Cash Flows

Operating Activities, page 39

20. We note your ABL Facility matures in January 2017 and your remaining long-term debt matures in 2019. Given the materiality of your debt to your financial statements and the relatively short amount of time until maturity, please revise your liquidity disclosures to more clearly address the amount of debt that is maturing over the next several years and management's plans for satisfying or refinancing these obligations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Andrew Blume, Staff Accountant at (202) 551-3254, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at (202) 551-3342 or me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products